

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Kelvin Chan
Chief Executive Officer
Rongfu Aquaculture, Inc.
Dongdu Room 321, No. 475 Huanshidong Road
Guangzhou City, PRC 510075

> **Re: Rongfu Aquaculture, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 28, 2011**
> **File No. 333-150388**

Dear Mr. Chan:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant